Issuer Free Writing Prospectus dated March 14, 2016

Relating to Preliminary Prospectus dated March 14, 2016

Filed Pursuant to Rule 433

Registration No. 333-175637

COOPER STANDARD ANNOUNCES $125 MILLION SECURITIES REPURCHASE PROGRAM

NOVI, Mich. – March 14, 2016 – Cooper-Standard Holdings Inc. (NYSE: CPS) (the “Company” or “Cooper Standard”) announced today that its Board of Directors has approved a securities repurchase program, authorizing the Company to repurchase, in the aggregate, up to $125 million of its outstanding common stock or warrants to purchase common stock. The authorization replaces the remaining balance of a previous $50 million repurchase program authorized in May 2013 pursuant to which the Company has repurchased approximately 198,990 shares at a total cost (including fees) of $9,815,435. Of the $125 million program, the Company will use up to $25 million to purchase a portion of the shares being offered by certain selling stockholders in connection with a proposed offering of the Company’s common stock announced today.

Under the program authorized by the Board of Directors, repurchases may be made on the open market or through private transactions, as determined by the Company’s management and in accordance with prevailing market conditions and Securities and Exchange Commission requirements. The Company expects to fund all repurchases from cash on hand and future cash flows from operations. The Company is not obligated to acquire a particular number of securities, and the program may be discontinued at any time at the Company’s discretion.

“We believe that our strategy has generated strong free cash flow and operating improvements,” stated Jeffrey Edwards, chairman and CEO of Cooper Standard. “The stock repurchase program that was announced today demonstrates our commitment to creating stockholder value over the long term.”

A registration statement (including a prospectus) relating to these securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and has become effective. Before you invest, you should read the prospectus in that registration statement and other documents filed with the SEC for more complete information about Cooper Standard and the offering of shares announced today. You may obtain these documents free of charge by visiting EDGAR on the SEC’s website at www.sec.gov.

The offering of the shares of common stock announced today will be made only by means of a preliminary prospectus supplement and the accompanying prospectus, copies of which may be obtained from Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526, facsimile at (212) 902-9316, or e-mail at prospectus-ny@ny.email.gs.com or from BofA Merrill Lynch, Attention: Prospectus Department, 222 Broadway, New York, NY 10038 or by email at dg.prospectus_requests@baml.com.

About Cooper Standard

Cooper Standard, headquartered in Novi, Mich., is a leading global supplier of systems and components for the automotive industry. Products include rubber and plastic sealing, fuel and brake lines, fluid transfer hoses and anti-vibration systems. Cooper Standard employs more than 29,000 people globally and operates in 20 countries around the world.

Forward Looking Statements

This press release contains certain “forward-looking statements.” Our use of words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast,” or other similar expressions, is intended to identify forward-looking statements that represent our current expectations about possible future events or results. We believe these expectations are reasonable, but these statements are not guarantees of any events or financial results, and our actual results may differ materially due to a variety of important factors. Among other items, such factors may include: prolonged or material contractions in automotive sales and production volumes; escalating pricing pressures; loss of large customers or significant platforms; our ability to successfully compete in the automotive parts industry; availability and increasing volatility in costs of manufactured components and raw materials; disruption in our supply base; risks associated with our non-U.S. operations; foreign currency exchange rate fluctuations; our ability to control the operations of our joint ventures for our sole benefit; our substantial debt; our ability to obtain adequate financing sources in the future; operating and financial restrictions imposed on us under our term loan facility and the ABL facility; the underfunding of our pension plans; significant changes in discount rates and the actual return on pension assets; effectiveness of continuous improvement programs and other cost savings plans; manufacturing facility closings or consolidation; our ability to execute new program launches; our ability to meet customers’ needs for new and improved products; the possibility that our acquisition strategy may not be successful; product liability, warranty and recall claims brought against us; environmental, health and safety laws and other laws and regulations; work stoppages or other labor disruptions; the ability of our intellectual property to withstand legal challenges; cyber-attacks or other disruptions in our information technology systems; the possible volatility of our annual effective tax rate; the possibility of future impairment charges to our goodwill and long-lived assets; the concentrated ownership of our stock which may allow a few owners to exert significant control over us; and our dependence on our subsidiaries for cash to satisfy our obligations. You should not place undue reliance on these forward-looking statements. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

CPS_F

Contact for Analysts: Roger Hendriksen Cooper Standard Phone: (248) 596-6465 Email: roger.hendriksen@cooperstandard.com	Contact for Media: Sharon Wenzl Cooper Standard Phone: (248) 596-6211 Email: sswenzl@cooperstandard.com